November 11, 2015

JPMorgan Chase & Co.
Structured Investments

Notes Linked to the J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) due November 25, 2019

•	The notes are designed for investors who seek exposure to any appreciation of the J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) over the term of the notes.

•	Investors should be willing to forgo interest and dividend payments, while seeking full repayment of principal at maturity.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Minimum denominations of $1,000 and integral multiples thereof

•	The notes are expected to price on or about November 20, 2015 and are expected to settle on or about November 25, 2015.

•	CUSIP: 48128GDE7

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement no. 3a-I, “Risk Factors” beginning on page US-6 of the accompanying underlying supplement no. 12a-I and “Selected Risk Considerations” beginning on page TS-5 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $12.50 per $1,000 principal amount note, and in no event will these selling commissions exceed $21.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-83 of the accompanying product supplement no. 3a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $957.10 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Term sheet to product supplement no. 3a-I dated November 7, 2014, underlying supplement no. 12a-I dated May 8, 2015 and the prospectus and prospectus supplement, each dated November 7, 2014

Registration Statement No. 333-199966; Rule 433

Key Terms

Index: The J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) (Bloomberg ticker: EFPLUS5D). The level of the Index reflects the deduction of a fee of 0.85% per annum that accrues daily.

Participation Rate: At least 100% (to be provided in the pricing supplement)

Pricing Date: On or about November 20, 2015

Original Issue Date (Settlement Date): On or about November 25, 2015

Observation Date*: November 20, 2019

Maturity Date*: November 25, 2019

* Subject to postponement in the event of a market disruption event and as described under “Supplemental Terms of the Notes — Postponement of a Determination Date — Notes Linked Solely to an Index” in the accompanying underlying supplement no. 12a-I and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 3a-I

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 note, of $1,000 plus the Additional Amount, which may be zero.

Additional Amount†: The Additional Amount payable at maturity per $1,000 principal amount note will equal:

$1,000 × the Index Return × the Participation Rate,

provided that the Additional Amount will not be less than zero.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

† Subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Adjustment of the Payment at Maturity” in the accompanying product supplement no. 3a-I. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the closing level of the Index on, the Observation Date.

TS-1 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

The J.P. Morgan Efficiente® Plus DS 5 Index (Net ER)

The J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) (the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities plc (“JPMS plc”), one of our affiliates. JPMS plc acts as the calculation agent for the Index (the “index calculation agent”). The Index is a notional dynamic basket that tracks the excess return of a portfolio of 19 exchange-traded funds (“ETFs”) (each an “ETF Constituent,” and collectively the “ETF Constituents”) and one exchange-traded note (“ETN”) (the “Note Constituent”), in each case with distributions notionally reinvested, and the JPMorgan Cash Index USD 3 Month (including any successor or substitute cash index included in the Index, the “Cash Constituent”) over the return of the Cash Constituent, less a fee of 0.85% per annum that accrues daily, while targeting a specific volatility on a daily basis. We refer to the ETF Constituents and the Note Constituent together as the “Exchange-Traded Constituents” and to the Exchange-Traded Constituents and the Cash Constituent together as the “Basket Constituents.” The Exchange-Traded Constituents represent a diverse range of asset classes and geographic regions.

The Index identifies monthly a notional portfolio composed of the Basket Constituents based on the “modern portfolio theory” approach to asset allocation, which suggests how a rational investor should allocate capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an “efficient frontier” to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimum return of the portfolio for a given amount of risk. The Index uses the volatility of returns of hypothetical portfolios as the measure of risk. This strategy is based on the assumption that the most efficient allocation of assets is one that maximizes returns per unit of risk. The level of the Index is determined by tracking the return of the notional portfolio above the return of the Cash Constituent, less a fee of 0.85% per annum that accrues daily.

The strategy assigns the weights to the Basket Constituents after determining the returns and volatilities of multiple hypothetical portfolios composed of the Basket Constituents measured over the previous six months. The re-weighting methodology seeks to identify weights for the Basket Constituents that would have resulted in the hypothetical portfolio with the highest return over the relevant measurement period, subject to an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is then selected, with the weightings for that portfolio applied to the Basket Constituents. In the event that none of the portfolios has an annualized volatility equal to or less than 5%, this volatility threshold is increased by 1% until a portfolio is selected.

In addition, the Index targets an annualized volatility of 5% on a daily basis by dynamically adjusting its exposure to the notional portfolio of Basket Constituents. The exposure of the Index to the notional portfolio is equal to the target volatility of 5% divided by the annualized volatility of the same portfolio over the prior month, subject to certain constraints described below, including a minimum exposure of 0%, a variable maximum exposure and a maximum daily exposure change of 50%. Accordingly, as the volatility of the portfolio increases, the exposure provided by the Index to the portfolio decreases, and as the volatility of the portfolio decreases, the exposure provided by the Index to the portfolio increases. The maximum exposure will vary so as to limit the aggregate weight of the Exchange-Traded Constituents included in the monthly reference portfolio, as adjusted by the exposure, to 100%. The maximum exposure applied to the notional portfolio as a whole will not be greater than 200%.

The aggregate weight of the Cash Constituent at any given time represents the portion of the notional portfolio of Basket Constituents that is uninvested at that time. In addition, when the exposure of the Index to the notional portfolio of Basket Constituents is less than 100% on any day, a portion of the notional portfolio will be uninvested. The Index will reflect no return for any uninvested portion.

The following are the Basket Constituents composing the Index and the maximum weighting constraints assigned to the relevant sector and asset type to which each belongs:

	Sector Cap	Asset Cap	Basket Constituent	Bloomberg Ticker
1	Equities (50%)	20%	Vanguard S&P 500 ETF	VOO
2		10%	Vanguard Small-Cap ETF	VB
3		20%	Vanguard FTSE Developed Markets ETF	VEA
4		10%	iShares® MSCI EAFE Small-Cap ETF	SCZ
5		20%	Vanguard FTSE Emerging Markets ETF	VWO
6	Investment Grade Fixed-Income (50%)*	20%	iShares® 20+ Year Treasury Bond ETF	TLT
7		20%	iShares® 7-10 Year Treasury Bond ETF	IEF
8		20%	iShares® iBoxx $ Investment Grade Corporate Bond ETF	LQD
9		10%	iShares® TIPS Bond ETF	TIP
10		10%	Vanguard Short-Term Corporate Bond ETF	VCSH

TS-2 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

Sector Cap	Asset Cap	Basket Constituent	Bloomberg Ticker
11	Other Fixed-Income (50%)	20%	SPDR® Barclays High Yield Bond ETF	JNK
12		10%	PIMCO 0-5 Year High Yield Corporate Bond Index ETF	HYS
13		10%	PowerShares Senior Loan Portfolio	BKLN
14		10%	iShares® U.S. Preferred Stock ETF	PFF
15		10%	iShares® J.P. Morgan USD Emerging Markets Bond ETF	EMB
16	Alternatives (50%)	10%	Vanguard REIT ETF	VNQ
17		20%	Market Vectors® Gold Miners ETF	GDX
18		10%	ETRACS Alerian MLP Infrastructure Index ETN	MLPI
19		10%	PowerShares DB Commodity Index Tracking Fund	DBC
20		10%	iShares® Gold Trust	IAU
21	N/A*	50%	JPMorgan Cash Index USD 3 Month	JPCAUS3M
*	In addition, the investment grade fixed-income sector and the Cash Constituent together are subject to a combined maximum weighting constraint of 75%.

The Index is reported by the Bloomberg Professional® service (“Bloomberg”) under the ticker symbol “EFPLUS5D.”

See “The J.P. Morgan Efficiente® Plus Index Series” in the accompanying underlying supplement for more information about the Index and the Basket Constituents.

“Efficiente®” is a trademark of JPMorgan Chase & Co.

TS-3 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical payment at maturity on the notes linked to a hypothetical Index. The hypothetical payments set forth below assume the following:

•	an Initial Value of 100.00; and

•	a Participation Rate of 100.00%.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “Hypothetical Back-Tested Data and Historical Information” in this term sheet.

Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Additional Amount	Payment at Maturity
180.00	80.00%	$800.00	$1,800.00
170.00	70.00%	$700.00	$1,700.00
160.00	60.00%	$600.00	$1,600.00
150.00	50.00%	$500.00	$1,500.00
140.00	40.00%	$400.00	$1,400.00
130.00	30.00%	$300.00	$1,300.00
120.00	20.00%	$200.00	$1,200.00
115.00	15.00%	$150.00	$1,150.00
110.00	10.00%	$100.00	$1,100.00
105.00	5.00%	$50.00	$1,050.00
100.00	0.00%	$0.00	$1,000.00
95.00	-5.00%	N/A	$1,000.00
90.00	-10.00%	N/A	$1,000.00
85.00	-15.00%	N/A	$1,000.00
80.00	-20.00%	N/A	$1,000.00
70.00	-30.00%	N/A	$1,000.00
60.00	-40.00%	N/A	$1,000.00
50.00	-50.00%	N/A	$1,000.00
40.00	-60.00%	N/A	$1,000.00
30.00	-70.00%	N/A	$1,000.00
20.00	-80.00%	N/A	$1,000.00

TS-4 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

The following graph demonstrates the hypothetical total returns and hypothetical payments at maturity on the notes at maturity for a sub-set of Index Returns detailed in the table above (-30% to 30%). We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of $1,000 per $1,000 principal amount note.

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus the Additional Amount, which is equal to $1,000 times the Index Return times the Participation Rate, which will be at least 100.00%, for each $1,000 principal amount note.

•	Assuming a hypothetical Participation Rate of 100.00%, if the closing level of the Index increases 5.00%, investors will receive at maturity a 5.00% return, or $1,050.00 per $1,000 principal amount note.

Par Scenario:

If the Final Value is equal to the Initial Value or is less than the Initial Value, the Additional Amount will be zero and investors will receive at maturity the principal amount of their notes.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If the Final Value is less than or equal to the Initial Value, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE LEVEL OF THE INDEX WILL INCLUDE THE DEDUCTION OF A FEE OF 0.85% PER ANNUM —

This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted notional portfolio from which no such fee is deducted.

TS-5 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

•	CREDIT RISK OF JPMORGAN CHASE & CO. —

Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	WE MAY DETERMINE THE ADDITIONAL AMOUNT FOR YOUR NOTES EARLY IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS —

If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, cause the calculation agent to determine the Additional Amount for your notes early based on the calculation agent’s good faith determination of the option value for your notes (i.e., the price of the embedded option representing the Additional Amount payable on the notes at maturity) on the date on which the calculation agent determines that a commodity hedging disruption event has occurred, which may be significantly earlier than the Observation Date. Under these circumstances, the amount due and payable on your notes will be due and payable only at maturity, and that amount will not reflect any appreciation of the Index after such early determination. See “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 3a-I for more information.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement 3a-I. See also “ — Risks Relating to the Index — Our Affiliate, JPMS plc, Is the Index Calculation Agent and May Adjust the Index in a Way that Affects Its Level.”

In addition, our Global Index Research Group (“GIRG”) developed, maintains and calculates the JPMorgan Cash Index USD 3 Month, which is one of the Basket Constituents, and the J.P. Morgan Emerging Markets Bond Index Global CORE, which is the reference index of the iShares® J.P. Morgan USD Emerging Markets Bond ETF, one of the Basket Constituents. GIRG is part of our Global Research division and resides within JPMS. Furthermore, the J.P. Morgan Emerging Markets Bond Index Global CORE makes use of certain weights, prices, values, levels or dates that are determined by PricingDirect Inc. (“PricingDirect”). PricingDirect is our wholly owned subsidiary and provides valuation and other metrics data for fixed-income securities and derivatives. PricingDirect determines these prices through a proprietary evaluation process that takes into account market-based evaluations (such as market intelligence for traded, quoted securities). In addition, under some circumstances, the pricing information provided by PricingDirect on the bonds underlying the J.P. Morgan Emerging Markets Bond Index Global CORE may be derived solely from price quotations or internal valuations made by one or more of our affiliates. Accordingly, conflicts of interest exist between GIRG and PricingDirect, on the one hand, and you, on the other hand. None of JPMS, GIRG or PricingDirect will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

•	THE NOTES DO NOT PAY INTEREST.

•	YOU WILL NOT RECEIVE DIVIDENDS OR OTHER DISTRIBUTIONS ON THE SECURITIES UNDERLYING THE BASKET CONSTITUENTS OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.

•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES, AND MAY DO SO IN THE FUTURE —

JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations could affect the market value of the notes. Investors should undertake their own independent investigation of the merits of investing in the notes, the Basket Constituents and the securities, commodities, commodity futures contracts and other assets underlying the Basket Constituents included in the Index.

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

TS-6 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Participation Rate.

•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT —

The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value of Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

TS-7 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

Risks Relating to the Index

•	OUR AFFILIATE, JPMS PLC, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL —

JPMS plc, one of our affiliates, acts as the index calculation agent and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by JPMS plc, in its sole discretion, and the rules also permit the use of discretion by JPMS plc in specific instances, such as the right to substitute a Basket Constituent. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by JPMS plc, JPMorgan Chase & Co., as the ultimate parent company of JPMS plc, ultimately controls JPMS plc.

In addition, the policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMS plc is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Basket Constituents in the Index is not an investment recommendation by us or JPMS plc of the Basket Constituents or any of the securities, commodities, commodity futures contracts, loans or other assets underlying the Basket Constituents.

•	OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE INDEX’S MOMENTUM INVESTMENT STRATEGY —

The Index employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of tracking assets that have experienced price declines, but after which experience a sudden price spike. In addition, the Index may decline as a result of tracking assets that have performed well in the past, but then experience price declines.

•	THE INDEX SHOULD NOT BE COMPARED TO ANY OTHER INDEX OR STRATEGY SPONSORED BY ANY OF OUR AFFILIATES —

The Index follows a notional rules-based proprietary strategy that may have objectives, features and/or constituents that are similar to those of another index or strategy sponsored by any of our affiliates (each, a “J.P. Morgan Index”). No assurance can be given that these similarities will form a basis for comparison between the Index and any other J.P. Morgan Index, and no assurance can be given that the Index would be more successful or outperform any other J.P. Morgan Index. The Index operates independently and does not necessarily revise, enhance, modify or seek to outperform any other J.P. Morgan Index.

•	THE INDEX MAY NOT APPROXIMATE ITS TARGET VOLATILITY —

No assurance can be given that the Index will approximate its target volatility. The actual realized volatility of the Index may be greater or less than 5%. The monthly weights of the notional portfolio(s) tracked by the Index are based on the historical volatility of the relevant notional portfolio over a specified measurement period and are subject to maximum aggregate and individual weighting constraints. In addition, the exposure of the Index to the relevant notional portfolio(s) is dynamically adjusted on a daily basis, subject to minimum and maximum exposure limits, based on the historical volatility of the relevant notional portfolio(s) over specified measurement periods, with the intension of achieving the target volatility on a daily basis. However, there is no guarantee that trends existing in the relevant measurement period will continue in the future. Moreover, the monthly rebalancing and daily adjustment may not be sufficient to reduce exposure to the notional portfolio(s) tracked by the Index if there is a sudden increase in volatility. The volatility of the notional portfolio on any day may change quickly and unexpectedly. Accordingly, the actual realized annualized volatility of the Index on a daily basis may be greater than or less than 5%, which may adversely affect the level of the Index and the value of the notes.

•	THE DAILY ADJUSTMENT OF THE EXPOSURE OF THE INDEX TO THE MONTHLY REFERENCE PORTFOLIO OF BASKET CONSTITUENTS MAY CAUSE THE INDEX NOT TO REFLECT FULLY ANY PRICE APPRECIATION OR TO MAGNIFY ANY PRICE DEPRECIATION OF THE NOTIONAL PORTFOLIO —

In an effort to approximate the target volatility of 5% on a daily basis, the Index adjusts its exposure to the notional portfolio of Basket Constituents daily based on the historical volatility of the notional portfolio over a specified measurement period, subject to maximum and minimum exposure limits. When the historical volatility is greater than the target volatility, the Index will reduce the exposure to the notional portfolio. When the historical volatility is less than the target volatility, the Index will increase the exposure to the notional portfolio. The exposure may vary between 0% and a variable maximum exposure, subject to a daily maximum exposure change of 50%. The maximum exposure to the monthly reference portfolio will not be greater than 200% and will vary so

TS-8 | Structured Investments Notes Linked to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER)

as to limit the aggregate weight of the Exchange-Traded Constituents included in the monthly reference portfolio, as adjusted by the exposure, to 100%.

Due to the daily exposure adjustments, the Index may fail to realize gains due to price appreciation of the notional portfolio at a time when the exposure is less than 100% or may suffer increased losses due to price depreciation of the notional portfolio when the exposure is above 100%. As a result, the Index may underperform a similar index that does not include a daily exposure adjustment feature.

•	THE NOTES MAY PROVIDE EXPOSURE TO ANY BASKET CONSTITUENT IN EXCESS OF THE WEIGHTING CONSTRAINT SPECIFIED FOR THAT BASKET CONSTITUENT —

As explained above, the maximum exposure to the notional portfolio will not be greater than 200% and will vary so as to limit the aggregate weight of the Exchange-Traded Constituents included in the monthly reference portfolio, as adjusted by the exposure, to 100%. Accordingly, the Index may provide exposure to an Exchange-Traded Constituent equal to up to twice the weighting constraint that applies to that Exchange-Traded Constituent in the monthly portfolio selection process. Any movements in value of an Exchange-Traded Constituent may result in greater changes in the value of that Exchange-Traded Constituent than if its exposure were limited to its weighting constraint. In particular, exposure to an Exchange-Traded Constituent in excess of 100% of its weighting constraint will magnify any negative performance of that Exchange-Traded Constituent, which, in turn, could cause you to receive a lower return on the notes than you would have received if the weight of each Exchange-Traded Constituent were limited to its weighting constraint.

•	THE INVESTMENT STRATEGY USED TO CONSTRUCT THE INDEX INVOLVES MONTHLY REBALANCING AND WEIGHTING CONSTRAINTS THAT ARE APPLIED TO THE BASKET CONSTITUENTS AND DAILY ADJUSTMENTS TO THE EXPOSURE TO THE NOTIONAL PORTFOLIO CONSISTING OF THE BASKET CONSTITUENTS —

The Basket Constituents are subject to monthly rebalancing and weighting constraints by asset type and on subsets of assets based on historical volatility and daily adjustments to the exposure to the notional portfolio consisting of the Basket Constituents. By contrast, a notional portfolio that does not rebalance monthly and is not subject to any weighting constraints or daily exposure adjustments in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Basket Constituents. The monthly rebalancing may also adversely affect potential returns by reducing exposure to the notional portfolio(s) tracked by the Index in times of high volatility when the notional portfolio(s) are experiencing price increases. Therefore, your return on the notes may be less than the return you could realize on an alternative investment in the Basket Constituents that is not subject to monthly rebalancing, weighting constraints or daily exposure adjustments.

•	CHANGES IN THE VALUES OF THE BASKET CONSTITUENTS MAY OFFSET EACH OTHER —

Because the notes are linked to the Index, which is linked to the performance of the Basket Constituents, which collectively represent a diverse range of asset classes and geographic regions, price movements between the Basket Constituents representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Basket Constituent representing a particular asset class or geographic region increases, the value of other Basket Constituents representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the values of some of the Basket Constituents may be moderated, or more than offset, by lesser increases or declines in the values of other Basket Constituents. In addition, high correlation during periods of negative returns among Basket Constituents could have a material adverse effect on the performance of the Index.

•	SOME OR ALL OF THE INDEX’S BASKET CONSTITUENTS ARE ETFs. THE PERFORMANCE OF EACH ETF’S REFERENCE INDEX AS WELL AS THE RELEVANT ETF’S NET ASSET VALUE PER SHARE (AN “ETF SHARE”) MAY NOT CORRELATE WITH THE PERFORMANCE AND MARKET VALUE OF EACH ETF SHARE, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY —

Each Basket Constituent which is an ETF may not fully replicate the reference index of that ETF and may hold securities different from those included in the reference index. In addition, the performance of the ETF Shares will reflect additional transaction costs and fees that are not included in the calculation of the reference index. All of these factors may lead to a lack of correlation between the performance of the ETF Shares and the reference index. In addition, corporate actions with respect to the equity securities underlying the ETF Shares (such as mergers and spin-offs) may impact the variance between the performances of the ETF Shares and the reference index. Finally, because the ETF Shares are traded on public exchanges and are subject to market supply and investor demand, the market value of one ETF Share may differ from the net asset value per ETF Share.

During periods of market volatility, securities underlying the ETF Shares may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per ETF Share and the liquidity of the ETF Shares may be

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adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem ETF Shares. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell ETF Shares. As a result, under these circumstances, the market value of the ETF Shares may vary substantially from the net asset value per ETF Share. For all of the foregoing reasons, the performance of the ETF Shares may not correlate with the performance of the reference index as well as the net asset value per ETF Share, which could materially and adversely affect the value of the CDs in the secondary market and/or reduce your payment at maturity.

•	THE INDEX MAY BE PARTIALLY UNINVESTED —

The aggregate weight of the Cash Constituent at any given time represents the portion of the notional portfolio that is uninvested at that time. The Index will reflect no return for any uninvested portion (including any portion represented by the Cash Constituent). While the weight of the Cash Constituent is normally limited by a weighting constraint of 50%, if, as a result of an extraordinary event, any Basket Constituent is replaced with the Cash Constituent, the aggregate weight of the Cash Constituent would be allowed to exceed 50% because a portion of that aggregate weight would be subject to the weighting constraints specific to the replaced Basket Constituent and not the weighting constraints specific to the Cash Constituent. See “The Basket Constituents Composing the Index May Be Replaced by a Substitute ETF, ETN or Index” below.

In addition, when the exposure of the Index to the notional portfolio of Basket Constituents is less than 100% on any day, a portion of the notional portfolio will be uninvested. For example, if the daily exposure is set at 70%, and assuming the weight of the Cash Constituent is 0%, 30% of the notional portfolio would be uninvested. The Index will reflect no return for any uninvested portion.

•	HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS —

The hypothetical back-tested performance of the Index set forth under “Hypothetical Back-tested Data and Historical Information” in this term sheet is purely theoretical and does not represent the actual historical performance of the Index and has not been verified by an independent third party. For time periods prior to the launch of an Exchange-Traded Constituent and that Exchange-Traded Constituent’s initial satisfaction of a minimum liquidity standard, the hypothetical back-tested performance set forth under “Hypothetical Back-tested Data and Historical Information” in this term sheet was calculated using alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than the performance information for that Exchange-Traded Constituent.

Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth under “Hypothetical Back-tested Data and Historical Information” in this term sheet. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

•	THE BASKET CONSTITUENTS COMPOSING THE INDEX MAY BE REPLACED BY A SUBSTITUTE ETF, ETN OR INDEX —

Following the occurrence of an extraordinary event with respect to a Basket Constituent, the affected Basket Constituent may be replaced by a substitute ETF, ETN or index, provided that only the Note Constituent can be replaced by a substitute ETN and that the Cash Constituent can be replaced only with a substitute index. These extraordinary events include, among other things, events that result in material changes to, or the termination of, a Basket Constituent or, in the case an Exchange-Traded Constituent, events that could result in material changes to its value or liquidity. In particular, a redemption of the Note Constituent by its issuer would constitute an extraordinary event, and the issuer of the Note Constituent has the right to redeem the Note Constituent at any time. See “The J.P. Morgan Efficiente® Plus Index Series — Extraordinary Events” in the accompanying underlying supplement for additional information about extraordinary events.

If the index calculation agent determines in its discretion that no suitable substitute is available for an affected Basket Constituent (other than the Cash Constituent), then the index calculation agent will replace that Basket Constituent with the Cash Constituent. Under these circumstances, the aggregate weight of the Cash Constituent in the Index may be greater than the maximum 50% weight limit allocated to the Cash Constituent because a portion of such aggregate weight would be subject to the separate maximum weight limit specific to the affected Basket Constituent.

•	THE COMMODITY FUTURES CONTRACTS UNDERLYING ONE OF THE BASKET CONSTITUENTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES —

Legal or regulatory developments affecting the commodity futures contracts underlying one of the Basket Constituents, the PowerShares DB Commodity Index Tracking Fund, may result in the index calculation agent exercising its discretionary right to exclude or substitute Basket Constituents or the occurrence of a commodity hedging disruption event or may otherwise adversely

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affect the value of the notes. If a commodity hedging disruption event occurs, we may cause the calculation agent to determine the value of the Additional Amount for your notes early. See “ — Risks Relating to the Notes Generally — We May Determine the Additional Amount for Your Notes Early If a Commodity Hedging Disruption Event Occurs” above and “Risk Factors — Risks Relating to the ETF Constituents that Provide Exposure to Commodities or Commodity Futures Contracts” in the accompanying underlying supplement.

•	THE NOTES MAY BE SUBJECT TO THE CREDIT RISK OF TWO ISSUERS —

As discussed above, any payment on the notes is subject to our credit risk. In addition, the Note Constituent is a series of unsecured debt securities of UBS AG and is subject to the credit risk of UBS AG. Accordingly, any return on the notes that reflects the performance of the Index may be subject to the credit risk of both us (with respect to payments on the notes) and UBS AG, the issuer of the Note Constituent (with respect to the value of the Note Constituent in the Index). Any actual or perceived deterioration in the credit quality of UBS AG may increase the volatility of and adversely affect the price performance of the Note Constituent, which may affect the exposure of the Index to the Note Constituent, if any, and adversely affect the level of the Index and the value of the notes.

•	OTHER KEY RISKS:

o	THE INDEX MAY NOT BE SUCCESSFUL OR OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE BASKET CONSTITUENTS.

o	THE INDEX WAS ESTABLISHED ON DECEMBER 31, 2014, AND THEREFORE HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS.

o	THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES. THERE IS NO ACTUAL PORTFOLIO OF ASSETS TO WHICH ANY PERSON IS ENTITLED OR IN WHICH ANY PERSON HAS ANY OWNERSHIP INTEREST.

o	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK BECAUSE THE PRICES OF THE NON-U.S. SECURITIES COMPOSING SEVERAL OF THE ETF CONSTITUENTS ARE CONVERTED INTO U.S. DOLLARS FOR PURPOSES OF CALCULATING THE VALUE OF THE RELEVANT ETF CONSTITUENT.

o	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS, INCLUDING EMERGING MARKETS.

o	THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH FIXED-INCOME SECURITIES AND LOANS, INCLUDING INTEREST RATE-RELATED RISKS AND CREDIT RISK.

o	THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH HIGH-YIELD FIXED INCOME SECURITIES, INCLUDING CREDIT RISK.

o	THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH PREFERRED STOCK.

o	THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH MORTGAGE-BACKED SECURITIES.

o	INVESTMENTS RELATED TO THE VALUES OF THE COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL NOTE INVESTMENTS.

o	HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS CONSTITUTING THE POWERSHARES DB COMMODITY INDEX TRACKING FUND RELATIVE TO THEIR CURRENT PRICES MAY DECREASE THE AMOUNT PAYABLE AT MATURITY.

o	RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY WILL AFFECT THE VALUE OF YOUR NOTES.

o	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS.

o	THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES.

Please refer to the “Risk Factors” section of the accompanying underlying supplement no. 12a-I for more details regarding the above-listed risks.

Hypothetical Back-Tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly closing levels of the Index from January 8, 2010 through December 26, 2014 and the historical performance of the Index based on the weekly closing levels of the Index from January 2, 2015 through November 6, 2015. The Index was established on December 31, 2014, as represented by the vertical dotted line in the following graph. The closing level of the Index on November 10, 2015 was 148.02. We obtained the closing levels above and below from Bloomberg, without independent verification.

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The data for the hypothetical back-tested performance of the Index set forth in the following graph are purely theoretical and do not represent the actual historical performance of the Index. For time periods prior to the launch of an Exchange-Traded Constituent and that Exchange-Traded Constituent’s initial satisfaction of a minimum liquidity standard, the hypothetical back-tested performance set forth in the following graph was calculated using alternative performance information derived from a related index, after deducting hypothetical fund fees, rather than the performance information for that Exchange-Traded Constituent. See “Selected Risk Considerations — Risks Relating to the Index — Hypothetical Back-Tested Data Relating to the Index Do Not Represent Actual Historical Data and Are Subject to Inherent Limitations.”

The hypothetical back-tested and historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount.

The hypothetical back-tested closing levels of the Index have inherent limitations and have not been verified by an independent third party. These hypothetical back-tested closing levels are determined by means of a retroactive application of a back-tested model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions would produce different hypothetical back-tested closing levels of the Index that might prove to be more appropriate and that might differ significantly from the hypothetical back-tested closing levels of the Index set forth above.

Taxed as Contingent Payment Debt Instruments

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments,” in the accompanying product supplement no. 3a-I. The notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You generally will be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of original issue discount you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult

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their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain foreign entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. This regime applies to payments of interest and to the payment on your notes at maturity (and may also apply to some or all of the proceeds of any sale or other disposition of a note prior to maturity). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “—Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitute our full opinion regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Comparable Yield and Projected Payment Schedule

We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 10, 2015 and we had determined the comparable yield on that date, it would have been an annual rate of 1.58%, compounded semiannually. The actual comparable yield that we will determine for the notes may be higher or lower than 1.58%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.”

The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this term sheet for an illustration of the risk-return profile of the notes and “The J.P. Morgan Efficiente® Plus DS 5 Index (Net ER)” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 3a-I, underlying supplement no. 12a-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3a-I dated November 7, 2014 and underlying supplement no. 12a-I dated May 8, 2015. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3a-I and “Risk Factors” in the accompanying underlying supplement no. 12a-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008406/e61361_424b2.pdf

•	Underlying supplement no. 12a-I dated May 8, 2015: http://www.sec.gov/Archives/edgar/data/19617/000089109215004064/e64137_424b2.pdf

•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.

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